SodaStream International Ltd.

July 9, 2015

Securities and Exchange Commission
Division of Corporation Finance

110 F Street, N.E.
Washington, D.C. 20549

Re:	SodaStream International Ltd. (“the Company”) Annual Report (File No. 1-34929) on Form 20-F Filed on April 20, 2015

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely,

SODASTREAM INTERNATIONAL LTD.

By:	/s/ Daniel Erdreich
Name: Daniel Erdreich
Title: Chief Financial Officer